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AUG 2 8 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Worth Financial Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 Dallas Parkway Suite 2200
(No. and Street)

Dallas	TX	75248-2612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Clark (469) 916-4287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

uw

OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LISA LEE GESIN
Notary Public, State of Texas
Comm. Expires 07-29-2022
Notary ID 12198267

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. as of June 30, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Worth Financial Group Inc.'s management. Our responsibility is to express an opinion on Worth Financial Group Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Worth Financial Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Worth Financial Group Inc.'s financial statements. The supplemental information is the responsibility of Worth Financial Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Worth Financial Group Inc.'s auditor since 2001.

Celeste, Texas
August 27, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP INC.
Statement of Financial Condition
June 30, 2018

ASSETS

Cash	$ 10,532
Commissions receivable	47,722
Clearing deposit	15,072
Property and equipment, net	2,121
TOTAL ASSETS	$ 75,447

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 5,524
Accrued compensation	36,016
Total Liabilities	41,540

Stockholders' Equity

Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding	3,000
Additional paid-in capital	32,500
Accumulated deficit	(1,593)
TOTAL STOCKHOLDERS' EQUITY	33,907
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 75,447

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Income
Year Ended June 30, 2018

Revenue	
Securities commissions	$ 300,228
Investment advisory fees	83,274
Mutual fund commissions	268,062
Insurance commissions	65,369
Other revenue	9,425
TOTAL REVENUE	726,358
Expenses	
Compensation and related costs	462,375
Clearing charges	110,526
Professional fees	51,413
Occupancy and equipment	19,082
Regulatory fees	17,951
Communications	15,401
Insurance	41,492
Other expenses	3,256
TOTAL EXPENSES	721,496
NET INCOME	$ 4,862

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2018

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at June 30, 2017	300,000	$ 3,000	$ 32,500	$ (6,455)	$ 29,045
Net income	-	-	-	4,862	4,862
Balances at June 30, 2018	300,000	$ 3,000	$ 32,500	$ (1,593)	$ 33,907

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Cash Flows
Year Ended June 30, 2018

Cash flows from operating activities:	
Net income	$ 4,862
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	791
Changes in assets and liabilities	
Increase in commissions receivable	(14,262)
Increase in clearing deposit	(63)
Decrease in accounts payable	(5,330)
Increase in accrued compensation	16,430
Net cash provided by operating activities	2,428
Net change in cash	2,428
Cash at beginning of year	8,104
Cash at end of year	$ 10,532

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ -

WORTH FINANCIAL GROUP INC.
Notes to Financial Statements
June 30, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through clearing its broker-dealer, and promptly transmit customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage, insurance brokerage, and investment advisory services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and declining balance method over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions, general securities commissions, and the related expenses are recorded on the trade date as securities transactions occur. Securities commissions also include interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date or is accrued as earned.

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed monthly in arrears.

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Insurance commissions are primarily related to variable annuity products. Insurance commissions and the related expenses are recorded on insurance products when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees and renewal commissions are accrued as earned.

Income Taxes

As of June 30, 2018, open Federal tax years subject to examination include the tax years ended June 30, 2015, through June 30, 2017.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker-dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $24,951, which was $19,951 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.66 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 15,322
Computer equipment	17,160
Software	1,476
	33,958
Accumulated depreciation	(31,837)
	$ 2,121

Depreciation expense for the year was $791 and is reflected in the accompanying statement of income as occupancy and equipment.

Note 5 - Income Taxes

The Company's current year taxable income was fully offset by prior years net operating loss carryforwards; therefore, there is no provision for current taxes. The Company has a net operating loss carryforward remaining of approximately $24,000 available to offset future taxable income, which begins expiring in 2033. The net operating loss carryforward creates a deferred tax asset of approximately $5,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through July 2019. Future minimum lease payments due for each of the years ending June 30 are as follows:

2019	$ 16,500
2020	1,375
Thereafter	-
	$ 17,875

Under the terms of this lease, the Company is obligated to pay escalation rentals for certain operating expenses and real estate taxes. Office rent expense for the year was $17,762 and is reflected in the accompanying statement of income in occupancy and equipment.

Note 6 - Commitments and Contingencies (continued)

Contingencies

As of June 30, 2018, the Company has one open litigation claim filed against it. The nature of this claim is related to the Company's activities in the securities industry. The litigation filed seeks material damages of approximately $900,000. The Company's legal counsel's opinion is that the outcome of the litigation will not have a material impact on the Company's financial condition. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Concentration of Credit Risk and Revenue

The Company has commissions receivable due from and a clearing deposit held at its clearing broker/dealer totaling $32,886, or approximately 44% of its total assets.

One of the Company's registered representatives generated approximately 14% of the Company's total revenue and accounted for approximately 18% of the Company's compensation and related costs for the year ended June 30, 2018.

Note 8 - Related Party Transactions

The Company entered into a consulting agreement (Agreement) initially effective January 1, 2007, and amended January 1, 2017, with the president and majority shareholder (Shareholder). The Agreement requires the Shareholder to advise the Company on corporate matters and day-to-day operations for a term of five years expiring December 31, 2022. Fees payable under this Agreement include: 1) consulting fees not to exceed $150,000 per year, plus 2) commissions and overrides generated by the Shareholder. Fees are invoiced monthly and totaled $94,790 for the year ended June 30, 2018, and are reflected in the accompanying statement of income as compensation and related costs. The Agreement was not consummated on terms equivalent to arm's length transactions.

Note 9 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 10 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2018, through August 27, 2018, the date which the financial statements were available to be issued.

Schedule I

WORTH FINANCIAL GROUP INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2018

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 33,907
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	6,534
Property and equipment, net	2,121
Total deductions and/or charges	8,655
Net capital before haircuts on securities positions	25,252
Haircuts on securities:	
Cash equivalents - clearing deposit	301
Net Capital	$ 24,951
Aggregate indebtedness	
Accounts payable	$ 5,524
Accrued compensation	36,016
Total aggregate indebtedness	$ 41,540
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 19,951
Ratio of aggregate indebtedness to net capital	1.66 to 1

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's Part IIA (unadited) FOCUS report	$ 22,605
Increase in commissions receivable	16,425
Decrease in non-allowable commissions receivable	1,515
Increase in accrued compensation	(15,593)
Rounding	(1)
Net capital as computed above	$ 24,951

Statement Regarding Changes in Liabilities Subordinated to Claims of General Credit

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requireme

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Worth Financial Group Inc. identified the following provisions of 17 C.F.R.§15c3-3(k) under which Worth Financial Group Inc. claimed an exemption from 17 C.F.R.§240.15c3-3:(2)(ii) (exemption provisions) and (2) Worth Financial Group Inc. stated that Worth Financial Group Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Worth Financial Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Worth Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 27, 2018

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP
INC.
EST. 1983

16660 Dallas Pkwy Ste 2200
Dallas, Texas 75248
Phone:(469) 916-4287 Fax:(469) 916-3916

JIM W. CLARK
President

Worth Financial Group Inc. - Exemption Report

Worth Financial Group Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jim Clark, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Worth Financial Group Inc.

Jim W. Clark
President
August 7, 2018